Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

February 24, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Dougherty

Re:	Advanced Merger Partners, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 22, 2021
File No. 333-252624

Dear Mr. Dougherty:

On behalf of Advanced Merger Partners, Inc. (the “Company”), we are hereby responding to the letter, dated February 24, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”) filed on February 22, 2021. In response to the Comment Letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Form S-1 filed February 22, 2021

General

1.

Your disclosure regarding your exclusive forum provision in your prospectus does not appear to be consistent with the provision included in Section 12.1 of your amended and restated certificate of incorporation filed as Exhibit 3.3. For example, your prospectus discloses that your amended and restated certification of incorporation will have an exclusive federal forum clause for Securities Act claims. However, this does not appear to reflected in Section 12.1 of Exhibit 3.3. Rather, Section 12.1 provides that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Please advise or revise.

United States Securities and Exchange Commission

Division of Corporation Finance

February 24, 2021

Response: The Company acknowledges the Staff’s comment and has revised Section 12.1 of the form of amended and restated certificate of incorporation to be consistent with the disclosure regarding our exclusive forum provision in the prospectus.

2.

We note your disclosure regarding the exclusive forum provision of your warrant agreement does not appear to be consistent with the provision included in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4. For example, disclosure in your prospectus on pages 66 and 168 states that your warrant agreement will provide that such jurisdiction shall be the exclusive forum for any such action, proceeding or claim arising out of or relating to the agreement. However, Section 9.3 of Exhibit 4.4 provides that your applicable law clause provides that the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York “shall be non-exclusive.” Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to be consistent with the disclosure regarding our exclusive forum provision in the prospectus.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 3 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Advanced Merger Partners, Inc.
Alan I. Annex, Esq.